China Bio-Immunity Corporation

c/o Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

October 26, 2009

Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4720

Washington, D.C. 20549

Re:

China Bio-Immunity Corporation.

Preliminary information statement filed October 20, 2009

File No. 000-51760

Dear Mr. Riedler:

This letter is in regards to your comment letter dated October 22, 2009 (the “Comment Letter”) addressed to China Bio-Immunity Corporation (the “Company”).  The Company is in the process of addressing the comments set forth in the Comment Letter.  Due to the nature of the comments, the Company is unable to meet the filing deadline of deadline of November 3, 2009 set forth in the Comment Letter.  The Company anticipates that it will be able to respond to the comments on or before November 30, 2009.  Accordingly, we respectfully request an additional extension until November 30, 2009 in which to submit the Company’s responses to the Comment Letter.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

China Bio-Immunity Corporation

By: /s/ Dr. Lixin Zhou, Interim Chief Financial Officer